Filed Pursuant to Rule 424(b)(3)
File No. 333-140842

CORPORATE PROPERTY ASSOCIATES 17 – GLOBAL INCORPORATED

Prospectus Supplement No. 1 Dated January 11, 2010
To Prospectus Dated November 30, 2009

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 – Global Incorporated, dated November 30, 2009 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 – Global Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan

As detailed in the Prospectus, we are offering up to $2,475,000,000 in shares of our common stock, including $475,000,000 in shares of common stock through our distribution reinvestment plan. As of January 6, 2010, we have issued a total of 78,879,722 shares of our common stock in connection with our offering, raising aggregate gross proceeds of $788,154,990. Of these amounts, $53,089,419 has been raised since November 30, 2009, the most recent date available at the time of the filing of the Prospectus. As of January 6, 2010, we have also issued a total of 1,690,374 shares ($16,058,555) pursuant to our distribution reinvestment plan.

Acquisitions of Properties

Mori Seiki Co. Ltd.

Acquisition

In December 2009, we acquired an office, warehouse and showroom facility located in Hoffman Estates, Illinois leased to Mori Seiki U.S.A. Inc. (“Mori Seiki USA”), a subsidiary of Mori Seiki Co. Ltd. (“Mori Seiki”), totaling approximately 104,600 square feet from an unrelated third party and assumed the existing lease with Mori Seiki USA.

Purchase Terms

The total cost of acquiring the facility, including estimated acquisition fees and expenses, was approximately $33,042,774. We paid at closing an acquisition fee to Carey Asset Management of approximately $826,069. Carey Asset Management is also expected to receive a deferred acquisition fee in the total amount of approximately $660,855. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of the Lease

The facility is leased to Mori Seiki USA under a net lease, and Mori Seiki has guaranteed Mori Seiki USA’s obligations under the lease. The lease has an initial term of 20 years and two months commencing July 17, 2009 and provides for one five-year renewal option. The initial aggregate annual rent under the lease is approximately $2,703,000 with a 12% increase in year 11 of the lease term.

Description of Mori Seiki Co. Ltd.

Mori Seiki has advised us that it is one of the largest manufacturers of machine tools in the world. They offer over 200 models, including Computer Numeric Control lathes, multi-axis turning centers, and a multitude of other machine tools designed to increase customer productivity and efficiency. Mori Seiki operates 51 facilities in 22 countries and has an installed base of over 180,000 machines in 67 countries.

US Oncology, Inc.

Acquisition

In December 2009, we acquired an eight-story Class A professional office building located in The Woodlands, Texas leased to US Oncology Corporate, Inc. (“US Oncology Corp”), a subsidiary of US Oncology, Inc. (“US Oncology”), totaling approximately 204,000 square feet from a third party, which is partially owned by US Oncology, and assumed the existing lease with US Oncology Corp.

Purchase Terms

The total cost of acquiring the property, including estimated acquisition fees and expenses, was approximately $44,889,211. We paid at closing an acquisition fee to Carey Asset Management of approximately $1,101,106. Carey Asset Management is also expected to receive a deferred acquisition fee in the total amount of approximately $880,885. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of the Lease

The property is leased to US Oncology Corp under a net lease, and US Oncology has guaranteed US Oncology Corp’s obligations under the lease. The lease has an initial term of 15 years commencing January 16, 2009 and provides for two five-year renewal options. The initial aggregate annual rent under the lease is approximately $3,623,518 with fixed increases of approximately $195,000 every three years.

Description of Financing

In connection with the acquisition of the US Oncology Corp property, we obtained non-recourse mortgage financing of $27,000,000 with an annual interest rate that has been fixed at 6.59% through an interest rate swap agreement and a term of 10 years. In addition, we issued a secured note of $1,500,000 to the seller that has an annual interest rate of 4.5% beginning in year three and a term of 10 years.

Description of US Oncology, Inc.

According to a published source, US Oncology, majority-owned by private equity firm Welsh, Carson, Anderson & Stowe, is a premier oncology services company and works closely with physicians, payers, biotechnology, pharmaceutical and medical equipment manufacturers to support every aspect of the cancer care delivery system, from drug development to distribution and outcomes measurement. At September 30, 2009, US Oncology was affiliated with 1,310 physicians operating in 493 locations in 39 states.

Eroski Sociedad Cooperativa

All U.S. dollar amounts below are based on the exchange rate of the Euro on the date of closing, or $1.4327.

Acquisition

In December 2009, we acquired 13 retail grocery store facilities located in Northern Spain totaling approximately 186,600 square feet from, and entered into a net lease agreement with, Eroski Sociedad Cooperativa (“Eroski”).

Purchase Terms

The total cost of acquiring the facilities, including estimated acquisition fees and expenses, was approximately $54,740,763. We paid at closing an acquisition fee to W. P. Carey International of approximately $1,368,519. W. P. Carey International is also expected to receive a deferred acquisition fee in the total amount of approximately $1,094,815. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

Description of Lease

The facilities are leased to Eroski under a net lease. The lease has an initial term of 20 years and provides for three ten-year renewal options. The initial aggregate annual rent under the lease is approximately $4,249,427. The lease provides for annual rent adjustments based on the Spanish CPI and an additional 2.5% increase in year seven of the lease. Additionally, in the last six months of the initial term, Eroski has an option to purchase all the facilities at fair market value.

Description of Eroski Sociedad Cooperativa

Eroski has advised us that it was established in 1969 and is the third largest food retailer in Spain, operating more than 100 hypermarkets and 1,200 supermarkets. Eroski is the market leader for grocery retailing in the Basque Country, the Balearic Islands, and Cataluna.